SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13-D

Under the Securities Act of 1934*

XOOM CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

9841 9Q 101

(CUSIP Number)

A. Louise Pentland

Senior Vice President, General Counsel and Secretary

PayPal Holdings, Inc.

2211 North First Street

San Jose, California 95131

(408) 967-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 9841 9Q 101

1	NAME OF REPORTING PERSONS PayPal Holdings, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) I.R.S. I.D. # 47-2989869
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,050,802(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,050,802(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Based on 39,294,283 shares of common stock of Xoom Corporation outstanding as of June 30, 2015, as set forth in the Merger Agreement (as defined below). Pursuant to the Support Agreements described in Item 4, PayPal Holdings, Inc. may be deemed to have beneficial ownership of 7,050,802 shares of common stock of Xoom Corporation. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by PayPal Holdings, Inc. that it is the beneficial owner of any of such shares for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Xoom Corporation, a Delaware corporation (“Xoom”). The principal executive offices of Xoom are located at 425 Market Street, 12th Floor, San Francisco, CA 94105.

ITEM 2.	IDENTITY AND BACKGROUND

(a)-(c) This Schedule 13D is being filed by PayPal Holdings, Inc., a Delaware corporation (“PayPal”). The address of the principal place of business and principal office of PayPal is 2211 North First Street, San Jose, California 95131. PayPal, together with its subsidiaries and affiliates, operates a proprietary global technology platform that links merchants and consumers around the globe to facilitate the processing of payment transactions, allowing PayPal to connect millions of merchants and consumers worldwide. PayPal’s Payments Platform facilitates an efficient and secure means for merchants to receive payments, and a convenient, secure way for consumers to make payments. The name, business address and present principal occupation or employment of each director and executive officer of PayPal, and the name, principal place of business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule A to this Schedule 13D and incorporated herein by reference.

(d) During the last five years, neither PayPal, nor to PayPal’s knowledge, any person named on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither PayPal, nor to the best knowledge of PayPal, any of the directors and executive officers identified on Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Except for Tomer Barel, who is a citizen of Israel, all of the directors and executive officers required to be listed in Schedule A are United States citizens.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As an inducement for PayPal and its wholly owned subsidiary, Parent, to enter into the Merger Agreement (which, together with all other capitalized but undefined terms used in this Item 3, are defined in Item 4), each of the following executive officers, directors, affiliates of directors and/or stockholders of Xoom entered into Voting and Support Agreements, dated as of July 1, 2015, in favor of Parent (the “Support Agreements”): Sequoia Capital XI, L.P., Sequoia Technology Partners XI, L.P., Sequoia Capital XI Principals Fund LLC and SC XI Management, LLC, John H. Kunze, Ryno Blignaut, Julian King, Christopher G. Ferro, Roelof F. Botha, P. Thomas Killalea, Murray J. Demo, Kevin E. Hartz, C. Richard Kramlich, Anne C. Mitchell, Chris L. Shimojima and Matthew J. Roberts (the “Supporting Stockholders”).

As of June 30, 2015, the Supporting Stockholders owned an aggregate of 7,050,802 outstanding shares of Common Stock representing approximately 17.9% of the shares of Common Stock represented by Xoom in the Merger Agreement to be outstanding as of that date (the “Support Agreement Shares”). This amount excludes equity awards beneficially owned by the Supporting Stockholders, which underlying shares are not expected to be outstanding at the time Xoom stockholders vote to adopt the Merger Agreement.

The Support Agreement Shares to which this Schedule 13D relates have not been purchased by Parent, and thus no funds were used for such purpose. Neither PayPal nor Parent has paid additional consideration to the

Supporting Stockholders in connection with the execution and delivery of the Support Agreements. For a description of the Support Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION

As an inducement for PayPal and Parent to enter into the Merger Agreement, the Supporting Stockholders entered into the Support Agreements. The purpose of the Support Agreements is to facilitate the transactions contemplated by the Merger Agreement.

Merger Agreement

On July 1, 2015, PayPal, Inc. (“Parent”), Timer Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and PayPal, the parent entity of Parent and Merger Sub (a party solely for the limited purposes of Sections 1.9 and 3 of the Merger Agreement) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Xoom.

Under the terms and subject to the conditions of the Merger Agreement, Merger Sub will merge with and into Xoom (the “Merger”), with Xoom continuing after the Merger as the surviving corporation and a wholly-owned subsidiary of Parent. As of the effective time of the Merger (the “Effective Time”), each issued and outstanding share of Xoom common stock (other than shares held by PayPal, Parent, Merger Sub, Xoom or any of their respective subsidiaries or shares held by stockholders who have properly exercised and perfected appraisal rights under Delaware law) will be canceled and converted into the right to receive $25.00 in cash, without interest (the “Merger Consideration”).

The consummation of the Merger is subject to certain customary conditions, including, without limitation: (a) the approval by the holders of at least a majority of the outstanding shares of Xoom common stock entitled to vote on the Merger Agreement and the transactions contemplated thereby, including the Merger; (b) the expiration or early termination of the applicable pre-merger waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976; (c) the receipt of certain consents relating to Xoom’s money transmitter licenses; and (d) other customary closing conditions. The obligation of each party to consummate the Merger is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions), the other party having performed in all material respects its obligations under the Merger Agreement and Xoom having not suffered a material adverse effect.

The Merger Agreement contains certain provisions that limit the ability of Xoom to engage in a transaction that would entail a change of control of Xoom during the pendency of the transactions contemplated by the Merger Agreement.

Upon consummation of the Merger, the directors and officers of Merger Sub immediately prior thereto will become the respective directors and officers of Xoom, as the surviving corporation in the Merger, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified. As of the date hereof, the sole director of Merger Sub is Russell Elmer and the officers of Merger Sub are Russell Elmer (President and Secretary) and Anthony Glasby (Treasurer).

Under the terms and subject to the conditions set forth in the Merger Agreement, Xoom may not, without Parent’s prior written consent: (a) declare, set aside, make or pay any dividend or other distribution with respect to any shares of its capital stock; (b) acquire, repurchase or redeem any shares of its capital stock; (c) issue, sell, or deliver any shares of its capital stock; or (d) split, combine, subdivide, or reclassify any shares of its capital stock; in each case, except under limited circumstances as set forth in the Merger Agreement.

Upon consummation of the Merger, the Common Stock will be delisted from the NASDAQ Global Select Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

Support Agreements

Pursuant to the Support Agreements, the Supporting Stockholders have undertaken to vote (and have irrevocably appointed Parent as their proxy to vote) all of their shares of Common Stock: (a) in favor of: (i) the adoption of the Merger Agreement and the terms thereof; (ii) each of the other actions contemplated by the Merger Agreement; and (iii) any action in furtherance of any of the foregoing; (b) against any action or agreement that would to the knowledge of such Supporting Stockholder result in a breach of any representation, warranty, covenant or obligation made by Xoom in the Merger Agreement; and (c) against the following actions (other than the transactions contemplated by the Merger Agreement and each other agreement, document or instrument to be executed or delivered pursuant to the Merger Agreement): (i) any Acquisition Proposal or Acquisition Transaction (as such terms are defined in the Merger Agreement); (ii) any change in a majority of the board of directors of Xoom; (iii) any amendment to Xoom’s certificate of incorporation or bylaws; (iv) any material change in the capitalization of Xoom or Xoom’s corporate structure; and (v) any other action which is intended, or would reasonably be expected, to materially impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement.

The Supporting Stockholders also agreed to not: (a) directly or indirectly, cause or permit any transfer of any securities of Xoom owned by them as of the date of the Support Agreements, or acquired thereafter but prior to the termination of the Support Agreements (the “Subject Securities”), to be effected; or (b) tender, agree to tender or permit to be tendered any Subject Securities in response to or otherwise in connection with any tender or exchange offer.

The Supporting Stockholders have also undertaken to ensure that: (a) none of the Subject Securities would be deposited into a voting trust; and (b) no proxy is granted, and no voting agreement or similar agreement is entered into, with respect to any of the Subject Securities.

The Support Agreements will terminate upon the earlier to occur of the date on which the Merger Agreement is validly terminated, the date upon which the Merger becomes effective, or the amendment or modification of the Merger Agreement without the prior written consent of the Supporting Stockholder to decrease the amount of the per share Merger Consideration.

The foregoing descriptions of the Merger Agreement and the Support Agreements are qualified in their entirety by reference to the full text of such agreements. The Merger Agreement and the Support Agreements are filed as Exhibits 1 and 2 hereto, respectively, and are incorporated herein by reference.

Except as set forth in this Schedule 13D, the Merger Agreement and the Support Agreements, neither PayPal, nor to PayPal’s knowledge, any person named on Schedule A, has any present plans which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) Pursuant to the Support Agreements, PayPal may be deemed to have beneficial ownership of 7,050,802 shares of Common Stock outstanding on the record date of any vote at a stockholder meeting or through written consent for certain events as set forth in the Support Agreements. Based on 39,294,283 shares of Common Stock outstanding as of June 30, 2015, as set forth in the Merger Agreement, PayPal may be deemed to have beneficial ownership of approximately 17.9% of the Common Stock if the record date were June 30, 2015. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by PayPal that it is the beneficial owner of any of the Common Stock referenced herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

To PayPal’s knowledge, no shares of Common Stock are beneficially owned by any of the persons listed on Schedule A.

(b) Pursuant to the Support Agreements, PayPal may be deemed to have shared power to vote or direct the voting of 7,050,802 shares of Common Stock held by the Supporting Stockholders.

The information required by Item 2 relating to the Supporting Stockholders is set forth in Schedule B and consists of information filed by the Supporting Stockholders under Section 13 of the Exchange Act. While PayPal has no reason to believe that such information was not reliable as of its date, PayPal makes no representation or warranty with respect to the accuracy or completeness of such information, and the filing of this Schedule 13D shall not create any implication under any circumstances that there have been no events, or that there is no other information, including events or information not yet publicly disclosed by any of the Supporting Stockholders, which may affect the accuracy or completeness of such information.

(c) Except for the Merger Agreement, the Support Agreements and the transactions contemplated by those agreements, neither PayPal, nor to PayPal’s knowledge, any person named on Schedule A, has effected any transaction in the Common Stock during the past 60 days.

(d) Except for the Merger Agreement and the Support Agreements, and the transactions contemplated by those agreements, neither PayPal, nor to PayPal’s knowledge, any person named on Schedule A, has the right to receive or power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Items 3, 4 and 5, which are incorporated herein by reference, and in the agreements and documents attached as exhibits hereto or incorporated herein by reference, to the knowledge of PayPal, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of Xoom, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the existence of which would give another person voting or investment power over the securities of Xoom.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit Number	Description

1	Agreement and Plan of Merger, dated July 1, 2015, among PayPal, Inc., Timer Acquisition Corp., Xoom Corporation and PayPal Holdings, Inc. (solely for the limited purposes of Sections 1.9 and 3 thereof) (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K of Xoom Corporation, filed by Xoom Corporation with the Securities and Exchange Commission on July 2, 2015, File No. 001-35801).

2	Form of Voting and Support Agreement entered into between PayPal, Inc. and the following executive officers, directors, affiliates of directors and/or stockholders of Xoom Corporation: Sequoia Capital XI, L.P., Sequoia Technology Partners XI, L.P., Sequoia Capital XI Principals Fund LLC and SC XI Management, LLC, John H. Kunze, Ryno Blignaut, Julian King, Christopher G. Ferro, Roelof F. Botha, P. Thomas Killalea, Murray J. Demo, Kevin E. Hartz, C. Richard Kramlich, Anne C. Mitchell, Chris L. Shimojima and Matthew J. Roberts (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K of Xoom Corporation, filed by Xoom Corporation with the Securities and Exchange Commission on July 2, 2015, File No. 001-35801).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PayPal Holdings, Inc.

By:	/s/ Russell S. Elmer
Name:	Russell S. Elmer
Title:	Vice President, Deputy General Counsel, Assistant Secretary

Date:	July 10, 2015

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF PAYPAL HOLDINGS, INC.

The following table sets forth the name, business address, present principal occupation or employment and material occupations, positions, offices or employment of each of the directors and executive officers of PayPal Holdings, Inc. as of the date of this Schedule 13D. All directors and executive officers listed below are citizens of the United States unless otherwise noted herein. The business address for all of the directors and executive officers PayPal Holdings, Inc. is c/o PayPal Holdings, Inc., 2211 North First Street, San Jose, California 95131.

Directors of PayPal Holdings, Inc.:

Name	Position	Present Principal Occupation or Employment and Business Address
David W. Dorman	Director	Non-Executive Chairman of the Board of CVS Health Corporation; Founding Partner, Centerview Capital

Michael R. Jacobson	Director	Senior Vice President, Legal Affairs, General Counsel and Secretary of eBay Inc.

Gail J. McGovern	Director	President and Chief Executive Officer of the American Red Cross

David M. Moffett	Director

Former Chief Executive Officer of Federal Home Loan Mortgage Corp. (Freddie Mac);

Director of CIT Group Inc.;

Director of Genworth Financial, Inc.;

Trustee for the University of Oklahoma Foundation;

Trustee for Columbia Atlantic Mutual Funds

Robert H. Swan	Director	Senior Vice President, Finance and Chief Financial Officer of eBay Inc.

Executive Officers of PayPal Holdings, Inc.:

Name	Present Principal Employment
Daniel H. Schulman	President and Chief Executive Officer
Jonathan Auerbach	Senior Vice President, Chief Strategy and Growth Officer
Tomer Barel	Senior Vice President, Chief Risk Officer
James J. Barrese	Chief Technology Officer and Senior Vice President, Payment Services
Patrick L. A. Dupuis	Senior Vice President, Interim Chief Financial Officer
Hill Ferguson	Senior Vice President, Consumer
Gary J. Marino	Senior Vice President, Global Credit and the Americas
A. Louise Pentland	Senior Vice President, General Counsel and Secretary
William J. Ready	Senior Vice President, Merchant and Next Generation Commerce

A-1

SCHEDULE B

CERTAIN INFORMATION REGARDING THE SUPPORTING STOCKHOLDERS

The information set forth on this Schedule B relating to the Supporting Stockholders is based on information filed with the SEC under Section 13 of the Exchange Act. While PayPal has no reason to believe that such information was not reliable as of its date, PayPal makes no representation or warranty with respect to the accuracy or completeness of such information.

Name	Position	Present Principal Occupation or Employment and Business Address
John Kunze	President and Chief Executive Officer (principal executive officer)	Address: 425 Market Street, 12th Floor, San Francisco, California 94105

Roelof Botha	Director	Managing Member, Sequoia Capital Operations, LLC Address: 2800 Sand Hill Road, Suite 101, Menlo Park, California 94025

Murray J. Demo	Director	Former Chief Financial Officer of Dolby Laboratories, Inc. Address: 425 Market Street, 12th Floor, San Francisco, California 94105

Kevin E. Hartz	Director	Co-Founder and Chief Executive Officer, Eventbrite, Inc. Address: 425 Market Street, 12th Floor, San Francisco, California 94105

Peter Thomas Killalea	Director	Advisor for private technology-driven companies, former Vice President, Amazon.com, Inc. Address: 425 Market Street, 12th Floor, San Francisco, California 94105

C. Richard Kramlich	Director	Chairman, NEA Management Company, Chairman and Co-Founder, KIC Co-Invest, LLC Address: 425 Market Street, 12th Floor, San Francisco, California 94105

Anne Mitchell	Director	Executive Coach, Former Venture Partner at Volition Capital Address: 425 Market Street, 12th Floor, San Francisco, California 94105

Matthew Roberts	Director	President and Chief Executive Officer, OpenTable, Inc. Address: 425 Market Street, 12th Floor, San Francisco, California 94105

Sequoia Capital XI, LP; Sequoia Capital XI Principals Fund, LLC; Sequoia Technology Partners XI, LP; SC XI Management, LLC	N/A	Address: 3000 Sand Hill Road, 4-250, Menlo Park, California 94025

Chris Shimojima	Director	Former Chief Executive Officer, Provide Commerce, Inc. Address: 425 Market Street, 12th Floor, San Francisco, California 94105

B-1

Name	Position	Present Principal Occupation or Employment and Business Address
Ryno Blignaut	Chief Financial Officer	Address: 425 Market Street, 12th Floor, San Francisco, California 94105

Julian King	Senior Vice President	Address: 425 Market Street, 12th Floor, San Francisco, California 94105

Christopher G. Ferro	Vice President and General Counsel	Address: 425 Market Street, 12th Floor, San Francisco, California 94105

B-2